April 22, 2024

VIA EDGAR

Samantha A. Brutlag
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: U.S. GLOBAL INVESTORS FUNDS
(File Nos. 811-01800 and 002-35439)

Dear Ms. Brutlag:

On February 28, 2024, US Global Investors Funds (“Registrant”) filed Post-Effective Amendment No. 147 (“PEA 147”) to its registration statement on Form N-1A (“Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosure in the Registrant’s Registration Statement (accession number 0001398344-24-004784). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Thursday, April 11, 2024, regarding PEA 147 and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement.

The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed on or about April 26, 2024, pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”).

PROSPECTUS

Comment 1: Please supplementally explain how the management fee rate disclosed in the fee and expense tables for Global Luxury Goods Fund, Global Resources Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund corresponds with the range of possible management fee rates stated in Footnote 1 to their respective fee and expense tables. For example, please supplementally clarify whether the minimum and maximum management fee rates disclosed in Footnote 1 to each Fund’s fee and expense table are presented before or after the application of expense waivers.

Response: The management fee rates disclosed in each Fund’s fee and expense table are actual amounts presented as of the Funds’ December 31, 2023 fiscal year end and are reflective of performance adjustments applied during the period, as applicable.

Registrant will include a statement to the above effect in Footnote 1 to applicable Funds’ fee and expense tables in the interests of clarity. For example, Registrant has revised Footnote 1 to the fee and expense table for Global Luxury Goods Fund, as follows:

The management fee is presented as of the Fund’s fiscal year ended December 31, 2023, and reflects performance adjustments applied during the period. The management fee was previously subject to an upward or downward adjustment depending upon the performance of the fund relative to its designated benchmark index, the S&P Composite 1500 Index, over a 12-month rolling period (the “performance adjustment”). This performance adjustment began to be phased out on April 1, 2024, and will cease on April 1, 2025. In the phase-out period, performance can only be adjusted downward. If the fund’s cumulative performance falls below the S&P Composite 1500 Index by 5% or more, the base advisory fee of 1.00% will be decreased by 0.25%. Therefore, the fund’s management fee will range from a minimum of 0.75% (in the event that the performance of the fund lags the S&P Composite 1500 Index by 5% or more) to a maximum of 1.00% (in the event that the performance of the fund lags the S&P Composite 1500 Index by less than 5% or exceeds the S&P Composite 1500 Index).

Registrant notes that footnote 1 to the fee and expense tables for Global Luxury Goods Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund references a range of fees based on an updated advisory fee structure, which became effective on April 1, 2024, upon the approval of each Fund’s shareholders. Specifically, as disclosed in the Funds’ proxy statement dated January 11, 2024, as filed with the SEC on January 8, 2024 (SEC Accession No. 0001435109-24-000024), shareholders of each of Fund were asked to approve the elimination of the performance adjustment, i.e., fulcrum fee. For a period of one year from the effective date of the removal of the performance adjustment, each Fund will only pay advisory fees equal to the lesser of the base rate fee or the fee as determined with the performance adjustment.

If the shareholders of Global Resources Fund approve the amended advisory fee structure at the special meeting of shareholders scheduled for May 10, 2024, Registrant will amend the disclosures for Global Resources Fund similarly. However, until such time as shareholders of the Global Resources Fund approve the proposed amendment to the Fund’s advisory fee structure, the disclosures for Global Resources Fund will be reverted back to the form presented in the May 1, 2023 Prospectus.

A Fund’s performance adjustment is applied to the Fund’s advisory fee after calculation of expense waivers, as applicable.

Comment 2: Please supplementally explain what Footnote 2 to the applicable Funds’ fee and expense tables related to restated expenses for current fiscal year is intended to convey. The Staff observes that the expense information has not been restated and are based on actual amounts for the most recent fiscal year. However, if the management fees are not based on actual amounts for the most recent fiscal year, please explain how those management fees were calculated.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, Registrant has removed the footnote to the Global Luxury Goods Fund’s fee and expense table suggesting that the expense information has been restated to reflect current fees. Registrant confirms that the fees presented in each Fund’s fee and expense table are based on actual amounts for each Fund’s most recent fiscal year ended December 31, 2023.

Comments 3: Please supplementally confirm that the Adviser may not seek recoupment of fees waived and/or expenses reimbursed within three years of the date of such waivers/reimbursements.

Response: Registrant confirms that fees waived and expenses reimbursed by the Adviser in accordance with the expense limitation arrangements are not subject to recoupment.

Comment 4: The Staff observes that, for certain Funds, the management fee disclosed in the fee and expense table is lower than the minimum range presented in the footnote to the fee and expense table. Please clarify in the footnote disclosures that the amounts in the fee and expense table are actual amounts related to the most recent fiscal year and clarify any discrepancy that could be construed as misleading to an investor.

Response: Registrant has updated the footnotes to the applicable Funds’ fee and expense tables, consistent with the Staff’s comment. Please see Registrant’s response to Comment #1, above.

By way of supplemental explanation, as noted in response to Comment #1, above, the management fees paid to the Adviser by each of Global Luxury Goods Fund, Global Resources Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund for the fiscal year ended December 31, 2023 were structured as (i) a base rate fee (based on each Fund’s average daily net assets) and (ii) a performance-related component that adjusts the base rate fee upward or downward, depending upon the performance of the fund relative to its designated benchmark index. As described in the Funds’ Prospectus and the aforementioned proxy statement, each Fund’s performance adjustment is calculated using a 12-month rolling average based on the Fund’s average daily net assets during the period.

The fee and expense table for World Precious Minerals Fund and Global Resources Fund reflect a management fee rate less than the minimum range stated in the footnote to the fee and expense table. This is a function of (i) the application of downward adjustments to each Fund’s base fee rate based on the performance of each Fund relative to its respective benchmark index, and (ii) a decline in each Fund’s assets during the period.

By way of further explanation and as described in the Funds’ Prospectus, when determining the applicability of the performance-based adjustment to the base advisory fee rate with respect to a Fund, the Fund’s cumulative performance is compared to that of its designated benchmark over a 12-month rolling period. As the Fund’s assets steadily declined throughout the fiscal year ended December 31, 2023, the downward, performance-based adjustments to the base advisory fee rate that were applied earlier in the year will have a disproportionately higher impact on the final advisory fee rate reflected at the end of the year as a percentage of the Fund’s average net assets throughout the duration of the entire period.

Comment 5: Please supplementally explain which Funds have voluntary fee waiver arrangements and which Funds have contractual fee waiver arrangements.

Response: During the fiscal year ended December 31, 2023, the expense limitation arrangements between the Adviser and the Registrant, on behalf of each of Global Luxury Goods Fund and Near-Term Tax Free Fund, were contractual in nature, and the expense limitation arrangements between the Adviser and the Registrant, on behalf of Global Resources Fund, Gold and Precious Metals Fund, World Precious Minerals Fund, and U.S. Government Securities Ultra-Short Bond Fund were voluntary in nature.

Effective April 1, 2024, the Adviser has contractually agreed to waive fees and/or reimburse expenses of Global Luxury Goods Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund through at least April 30, 2025, to the extent necessary to prevent total Fund expenses (exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions and interest) on an annualized basis from exceeding 1.75% of the Fund’s average daily net assets.

As a result, effective April 1, 2024, the Global Luxury Goods Fund, Gold and Precious Metals Fund, World Precious Minerals Fund, and Near-Term Tax Free Fund are subject to contractual expense limitation arrangements. U.S. Government Securities Ultra-Short Bond Fund remains subject to a voluntary expense limitation arrangement. Global Resources Fund also remains subject to a voluntary expense limitation arrangement, subject to the previously referenced shareholder approval of an amendment to the Fund’s investment advisory agreement for the purpose of eliminating the performance adjustment. If shareholders of Global Resources Fund approve the amendment to the Fund’s investment advisory agreement at the special meeting of shareholders scheduled for May 10, 2024, the voluntary expense limitation arrangements for Global Resources Fund will become contractual in nature.

Although certain of the Funds’ expense limitation arrangements are contractual in nature, disclosure regarding those expense limitation arrangements may be omitted from certain of the Funds’ fee and expense tables to the extent that such Funds are operating below the expense cap.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett
cc: Christopher Zimmerman, Esq.
Stradley Ronon Stevens & Young LLP

Lisa Callicotte
Monica Blanco
U.S. Global Investors, Inc.